Exhibit 17.1
Stephen E. Myers
53 Aurora St.
Hudson, Ohio 44236
10 March, 2010
Board of Directors
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301
Members of the Board:
     I hereby resign from the Board of Directors, effective immediately. My resignation is prompted by my continuing disagreement with the Board over a number of important practices and policies. I feel that the Board’s continued unwillingness to consider my views on these matters, as evidenced by its decision not to include me in management’s slate of nominees for the upcoming meeting, leaves me no other choice.
     It is equally clear to me that the Board’s choice was largely in reaction to my failure to vote as a shareholder of Myers Industries stock in accordance with its recommendations at the last Annual Meeting. Furthermore, I am concerned that a number of the Board’s practices and policy decisions are not in the best interests of the shareholders, and that the Board is not working effectively to preserve or augment the value of the company. My specific concerns include:
•	The Board’s decisions to and preoccupation to continue to increase its compensation despite the absence of sustainable performance-linked justification;

•	The failure to endorse, in spite of expensive and extensive use of outside consultants, a coherent, consistent, and effective strategy for the Company’s guidance;

•	The adoption of governance practices that hinder shareholders’ ability to voice their legitimate concerns both to the Board and to other shareholders within the forum of the Company’s Annual Meeting; most recently demonstrated by its enactment of processes which dramatically burden sharedholders and constrain the timeframe within which shareholders may propose matters to be considered or acted upon at the Annual Meeting, the Board’s first use — I believe a misuse — of the expanded authority granted by shareholders at the last annual meeting.
                         As I have expressed to members of the Board, both singly and severally, I remain concerned that the manner in which the Board makes decisions has contributed to the poor outcomes of many of them:
•	The Board’s frequent practice of making important and costly decisions by either written consent or telephonic board meetings, instead of subjecting such decisions to the forge of full and vigorous discussion at the boardroom table.

•	The adopted practice of the full board not meeting without management present after each meeting, a misuse of the purpose of “executive session.”

•	The Board’s concern with unanimity and its intolerance of divergent opinion within or without its ranks.
I think the above has contributed to poor decisions in recent years, including ill-considered and ill-fated acquisitions that have incurred losses and resulted in significant write-downs and impairment charges.
          I have spent my entire life working to build the Company and increase its value both to its employees and its shareholders. So it is with great regret and sadness that I find myself at this point. I wish the Company, its shareholders, and its employees all success and better guidance in the future.

Sincerely,
/s/ Stephen E. Myers
Stephen E. Myers